07025356

RECEIVED

2007 JUL 18 P 1:01

6 July 2007

SUPPL

IFS DEFENCE PURCHASES INFORMATION SCIENCE CONSULTANTS LTD

IFS Defence Ltd, a joint venture between BAE Systems and IFS AB of Sweden, has today acquired Information Science Consultants Ltd (iSC) for cash, from Dr. M. Horton and Dr. I. Scullion.

iSC, a privately held company based in Cirencester, UK, specialises in naval maintenance management applications and services and provides the Unit Maintenance Management System (UMMS) to the UK Royal Navy fleet. iSC also provides leading expertise in reliability-centred maintenance processes and toolsets to a wide range of defence and commercial organisations.

iSC generated revenue of £2.4 million with an EBIT of £0.5 million in the year ending September 30, 2006, on gross assets of £1.8m.

Issued by
BAE Systems
London

dw 7/19

END